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                                                                     EXHIBIT 4.2


                 AMENDMENT NO. 2 TO THE MORNINGSTAR GROUP INC.
               1994 INCENTIVE AND NONSTATUTORY STOCK OPTION PLAN


I. The first sentence of Section 3 of the Employee Plan shall be deleted and restated in its entirety as follows:

                 "Subject to the adjustments provided in Section 9, the maximum aggregate number of shares of common stock, par value $0.01 per share, of the Company ("Common Stock") which may be granted for all purposes under the Plan shall be 2,940,000 shares."

II. Subsection 6(i) of the Employee Plan shall be deleted and restated in its entirety as follows:

                 "i. Maximum Number of Options to be Issued to a Key Employee. The maximum number of shares of Common Stock with respect to which Options may be granted to any Key Employee or Eligible Non-Employee hereunder is 850,000 (including any Options which are cancelled or expire)."